Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND TO COMBINED FIXED CHARGES AND

PREFERENCE DIVIDENDS

The following table contains our earnings to fixed charges and to combined fixed charges and preference dividends for the periods indicated. You should read these ratios in connection with our consolidated financial statements, including the notes to those statements.

	Years Ended December 31,					Nine Months Ended
(Dollars in thousands)	2006	2007	2008	2009	2010	September 30, 2011
Earnings:
Net income (loss) before taxes(2)	$12,390	$24,895	$(150,138)	$(181,120)	$(142,531)	$(129,058)
Fixed charges	1,019	4,210	14,466	18,507	20,485	28,470
Capitalized interest	(195)	(122)	(361)	(1,760)	(2,632)	(5,472)
Noncontrolling interest in net loss before taxes	—	—	—	(173)	(3,114)	(4,339)

Earnings (Loss)	$13,214	$28,983	$(136,033)	$(164,546)	$(127,792)	$(110,399)

Fixed Charges:
Interest expense	$794	$3,833	$10,010	$10,712	$9,312	$16,557
Capitalized interest	195	122	361	1,760	2,632	5,472
Amortization of premiums and discounts related to indebtedness(3)	—	—	2,424	3,522	5,692	4,071
Loan cost amortization	30	255	1,671	2,513	2,849	2,370

Fixed Charges	$1,019	$4,210	$14,466	$18,507	$20,485	$28,470

Preferred Stock Dividends:
Preferred dividends requirement	$1,799	$4,625	$4,625	$4,625	$4,633	$4,884
Ratio of income (loss) before provision for taxes to net income (loss)(2)	1.38	1.47	1.21	1.00	1.03	1.00
Preferred Dividends	$2,484	$6,819	$5,603	$4,626	$4,775	$4,884

Combined Fixed Charges and Preferred Dividends	$3,503	$11,029	$20,069	$23,133	$25,260	$33,354
Ratio of earnings (loss) to fixed charges(1)	12.97	6.88	(9.40)	(8.89)	(6.24)	(3.88)
Insufficient coverage	$—	$—	$150,499	$183,053	$148,277	$138,869
Ratio of earnings (loss) to combined fixed charges and preferred dividends(1)	3.77	2.63	(6.78)	(7.11)	(5.06)	(3.31)
Insufficient coverage	$—	$—	$156,102	$187,679	$153,052	$143,753

(1)	For purposes of determining the ratio of earnings to fixed charges and the ratio of combined fixed charges and preference dividends to earnings, earnings are defined as income before income taxes, plus fixed charges (excluding amortization of capitalized interest) less capitalized interest. Fixed charges consist of interest incurred (whether expensed or capitalized) and amortization of deferred financing costs. Preference dividends consist of dividends paid with respect to our outstanding preferred stock.
(2)	Net income (loss) reflects retrospective adoption of the cumulative effect of accounting changes for the years ended December 31, 2008 and 2009.
(3)	Amortization of premiums and discounts related to indebtedness does not include the amortization of the discount related to the deferred hedge premiums, which began during 2010.